SCRAP Film

Entertainment | Media | Female Founder | Film | Women Founders

Join the new film from a female-led team, starring Anthony Rapp ("Rent")

SCRAPTHEFILM.COM LOS ANGELES CALIFORNIA





SCRAP
an independent feature film

According to a recent study, 66,433 people now live on the streets, in shelters, and in vehicles in LA. That's up 12.7% from 2019. In our neighborhoods, this problem has only gotten more noticeable, as people who were once middle-class are now struggling to make ends meet. Scrap shines a light on this issue via one woman's journey.

Vivian Kerr Director / Writer @ SCRAP Film

ADMIN-ONLY: vivianmkerr@gmail.com



ABOUT | UPDATES 0 | REVIEWS 14 | ASK A QUESTION 0

Why you may want to support us...

1. This film spotlights the homeless crisis currently affecting all major cities in the US.
2. The 20-minute proof-of-concept of Scrap played in 30+ film festivals in 2019, to wide acclaim.
3. The screenplay was a finalist in Sundance's Development Lab and top 10 in Final Draft's Big Break.
4. Anthony Rapp has a dedicated fan base from Rent and as the first openly gay character in Star Trek.
5. Director/Writer has acted in Castle, Grey's Anatomy, Criminal Minds, New Girl, and Masters of Sex.
6. You want to support an all-female directing, writing, and producing team, and elevate female voices.
7. Working with a smaller crew post-Covid keeps costs down and sets us up for a larger profit margin.
8. As award-winning alumni of 50+ film festivals, we have strong relationships within the industry.

Why investors ❤ us

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Vivian Kerr
Director / Writer
Award-winning actor & writer. Credits include Castle, Grey's Anatomy, Criminal Minds, New Girl, and Masters of Sex.





Rachel Stander
Producer
Award-winning producer whose work includes short films, digital series, and network television. Rachel's work has been seen on ABC, featured on WhoHaha, and gone viral on YouTube.



In the news



Downloads

🗎 SCRAP - Pitchdeck.pdf

The Story of "Scrap"

The idea for SCRAP began in 2017...

The Los Angeles Times reported that there had been a 75% increase in homelessness since 2000. As storytellers living in Hollywood, we could not help but notice the increasing number of people sleeping in their cars or in tents along the sidewalk.

This was a story that needed to be told.

In mid-2018, we shot the 20-minute short film of SCRAP in just four days.



It screened in **over 30 film festivals** around the world in 2019, including the Beverly Hills Film Festival, SCAD/Savannah Film Festival, Phoenix Film Festival, and SoHo Film Festival in New York.

Audiences abroad also responded: we were accepted into festivals in Russia, Austria, India, Mexico, and Australia!

We were nominated and won over two dozen awards, including Best Short, Best Actor, Best Actress, and Best Script, and the short film was a Finalist in Shore Script's Short Film Fund.

The critical acclaim that the short received was wonderful, but equally meaningful were the responses from individual audience members who *saw their own experiences represented on screen and wanted more*.

In response to that demand, Vivian Kerr wrote the feature script in 2019.

Our feature script has already garnered a lot of industry attention, placing in numerous contests:

- **Second-Rounder in Sundance's Development Lab in 2019**

- **Top 10 Finalist in Final Draft's Big Break** *(out of 10,000 entries!)*

- **PAGE International Screenplay Competition** *(Quarterfinalist, Top 10%)*

- **Second-Rounder in Screencraft Film Fund**

- **Semifinalist in Screencraft Screenwriting Fellowship**

Co-star Anthony Rapp *(RENT, Star Trek: Discovery)* has signed on to reprise his role of "Ben" in the feature film, and we're excited to bring this feature length version of the story to the screen!

The Plot









...and struggles to
hide her homelessness
from her estranged
brother Ben.

A film about the
secrets we keep
from the people
who love us
the most.

But also...
there will be
roller-skating.

Our work

Combined, we have over thirty years' experience in the film industry, working for both major film studios and independent production companies. We have relationships with top agencies, festival programmers, and distributors.



We've done just about every job you can do on a film set.

Rachel's even held a boom-mic. :)

Awards




OFFICIAL SELECTION
First Glance Film Festival Los Angeles
2019
OFFICIAL SELECTION
Filmfestival Kitzbuehel
2019
Official Selection
SHERMAN OAKS FILM FESTIVAL
2019
REMI WINNER
2019
OFFICIAL SELECTION
EL DORADO FILM FESTIVAL
LIFT-OFF GLOBAL NETWORK
MELBOURNE
2019
OFFICIAL SELECTION
OFFICIAL SELECTION
2019
highland park INDEPENDENT film festival
OFFICIAL SELECTION
Northeast Mountain Film Festival
2019
OFFICIAL SELECTION
IFS L.A. FILM FEST - Independent Filmmakers Showcase
2019
OFFICIAL SELECTION
QUEEN PALM
2020
OFFICIAL SELECTION
The Blue Ridge Film Festival
2020
OFFICIAL SELECTION
Female Voices Rock Film Festival
2019
Oil Valley Film Festival
2019
OFFICIAL SELECTION
Saint-Petersburg International Film Festival (SPIFF)
2019
...and counting!

Festivals



Rachel Stander at the Queen Palm Film Festival; Vivian Kerr doing a Q&A at the Phoenix Film Festival; Vivian Kerr and Anthony Rapp on the red carpet at the Beverly Hills Film Festival



Vivian Kerr and Rachel Stander at the IFS Film Festival in Los Angeles; Vivian Kerr at the SoHo International Film Festival in New York City; Vivian Kerr, Sapna Gandhi, and Rachel Stander at the Burbank International Film Festival


Beverly Hills Film Festival red carpet
from Vivian Kerr
04:02
vimeo

Why Will This Film Be Successful?

In our experience, independent films make money when they are timely, marketable, and professionally produced.

SCRAP hits all three areas:

1) **Timely** — The homeless crisis and the growing wealth disparity is an issue that is at the forefront of American culture right now. COVID-19 has disproportionally impacted the most vulnerable. SCRAP is very much about finding empathy and understanding for our fellow human beings, and about how we can repair fractures even within our own families.

2) **Marketable** — SAG Award nominee and Obie Award winner Anthony Rapp has a tremendous following from both his iconic turn as Mark Cohen in the Broadway musical RENT, and his current role as Lt. Paul Stamets, the first openly gay character in the Star Trek franchise on CBS's hit show, Star Trek: Discovery.

3) **Professional** — We have participated in multiple successful fundraising campaigns in the past, using Kickstarter and Seed & Spark. We might be new to WeFunder, but we are not new to producing high-quality film work on a modest budget.

Here's a taste of how our film will look...

Tone Reel



Testimonials

"I saw SCRAP at the Phoenix Film Festival and witnessed its profound impact it had on the audience. I hope to see Vivian and Rachel fully flesh out this story into a feature film as the topic is more timely and relevant than ever. It needs to be told and they're the team to do it."

—Gary King, *Director & Screenwriter*

"Rachel is the kind of producer who can take any challenge and turn it into a win. Her attention to detail results in issues being handled before you even know there's a problem. Rachel's enthusiasm for what she does has helped my projects run smoothly, and I consider her a key and valuable collaborator."

—Kai Soremekun, *Filmmaker*

"I've had the pleasure to work and collaborate with Vivian on several projects including the 8 episode web series and pilot WE ARE WITH THE BAND, which was successfully funded on Kickstarter and subsequently sold to several digital platforms. Vivian is a thoughtful and detail-oriented producer, writer, and actor who maximizes her budget while making sure to take good care of her crew and, most importantly, tell personal, compelling stories."

—Heleya de Barros, *Director of Arts Education, Arts Corps*

"I have cast Vivian in multiple sketches for Jimmy Kimmel Live! Not only is she incredibly talented, she is a versatile performer who is nothing but professional on set. Always great to work with!"

—Cecelia Pleva, *Casting Director at Jimmy Kimmel Live!*

"Rachel has the sensibility of an artist in her taste and selection of projects. And as a producer and leader, her attention to detail at every level of a project and organizational abilities are the top of her game. I would entrust any project to Rachel Stander and expect it to be handled with thorough care, integrity, innovation and higher standards."

—Karen Strassman, *Actress / Voice Over Artist / Dialect Coach*

"Vivian is a talented director, actor, and writer who seamlessly weaves authenticity with dynamic story telling. Her scripts are always captivating, and I am proud to support SCRAP."

—Samuel Duncan, *Market Specialist, Clean Market*

"SCRAP is a film that is exploring the story of homelessness in a way that I have never seen on screen before. I believe that this film will help raise awareness and initiate conversations about this issue that so many Americans are struggling with. I also admire this team of filmmakers and know they'll create something wonderful."

—Arthur Guzman, *Investor*

"As Vivian's acting teacher and coach for the past six years, she is joyful, generous, serious, and successful. Vivian routinely pushes her boundaries. I have worked with hundreds of actors and Vivian stands out as one who is likely to make a major contribution to the art. I think that the late greats, Stella Adler and Sanford Meisner— with whom I had the opportunity to study—would celebrate Vivian's imagination, discipline, sensitivity, and intelligence."

—Saxon Trainor, *Acting Coach*

"Rachel has impeccable taste and a leadership style that is calm and assured. Her strong work ethic and creative instincts elevate any project she's involved with. She is that rare combination of creative, smart, funny, and extremely organized."

—Luz Beato, *Public Defense Attorney*

"Vivian is an artist that brings depth and nuance to every character she writes or plays. Having been lucky enough to witness Vivian as an actress and a writer, she has the goods to deliver a feature film that is captivating, poignant and heartfelt. "

—Cory Stonebrook, *Actor & Writer*

—Cory Stonebrook, *Actor & Writer*

> *"With her writing, acting, and directing Vivian infuses her characters with remarkable intimacy and understanding."*

—Lauren Mora, *Actress & Producer*

> *"Vivian Kerr directed me on our short film collaboration ALEX & AMY. She was passionate and energized on set, and there is a definite spark in her as a director that I know she will bring to SCRAP."*

—ErinRose Widner, *Actress, Writer, & Producer*

> *"I worked with Rachel for many years. A dependable and dedicated leader, she has always been able to see the big picture and achieve the goals of our vision and mission. She uses thoughtful discretion when needed, and beyond being a creative mastermind, she is incredibly fun and memorable to work with."*

—Tiffany Yee, *Financial Advisor*

> *"Vivian's script reflects her gift of amazing storytelling. Her experience writing, acting, producing, and directing demonstrates that any project of hers will be successful!"*

—Mary Kate Schroeter, *Innovation Fellow, Chicago Dept of Family & Support Services*

> *"Vivian is a problem solver—which is invaluable on set. Whether she is acting, directing, or producing, she can clearly and concisely see what needs to be done, and executes."*

—Tiffany Trainer, *Actress, Producer & VO Artist*

Investor Q&A

– COLLAPSE ALL

What does your company do?

We are a film production company making a feature film that explores a complicated brother-sister relationship against the backdrop of the homeless crisis in Los Angeles.

Where will your company be in 5 years?

We intend for the film to be completed and have enjoyed a successful run at major festivals such as Sundance, Tribeca, and South by Southwest, have sold to a major indie film distributor for first-run theatrical release, and ultimately have sold to a streaming platform such as Netflix, Amazon, or Hulu, with our investors earning profits from all distribution channels.

Why did you choose this idea?

According to a recent study, 66,433 people now live on the streets, in shelters, and in vehicles in LA. That's up 12.7% from 2019. In our neighborhoods, this problem has only gotten more noticeable, as people who were once middle-class are now struggling to make ends meet. Scrap shines a light on this issue via one woman's journey.

Who are your competitors? How are you different?

There are many independent films made each year, but only a handful of them have recognizable name talent in a leading role and/or are based on a proof of concept that has already had demonstrable success.

Our film has both, which we believe sets us up for much higher profits long-term. Films with known actors are sold to distributors such as Orchard, A24, etc. with much greater frequency than those without recognizable talent.

What is your proudest accomplishment?

Our team has worked immensely hard in the past two years to set up SCRAP to have every possibility of success, and we feel our proudest accomplishment is coming to this present moment of launching the feature!

The short screened in 30+ film festivals, including some of the most prestigious in the country, including Beverly Hills Film Festival, SCAD/Savannah Film Festival, etc. We won and were nominated for over two dozen awards, winning Best Film at the St. Petersburg International Film Festival, Best Script at We Make Movies Film Festival. The script for the feature has been widely circulated and praised within the industry, both in its coverage and contest placement. It was also one of the Top 10 feature scripts for Drama in Final Draft's prestigious Big Break competition.

How will you make money?

Upon completion, we plan to secure distribution for the film after premiering it at major film festivals. Our goal is to attain theatrical distribution both domestically and internationally, before moving into the streaming services, with possible avenues of revenue including Netflix, Hulu, Amazon, iTunes, GooglePlay, etc.

Our timing is ideal, as shooting the film in 2021 will allow us to target a 2022 release, by which time COVID measures will (hopefully) have permitted a re-opening of movie theatres.

What do you need help with? ⌄

Our budget for the feature is purposefully lean in order to guarantee greater backend profits for our investors. However, principal photography is our major expense. The more money we raise on Wefunder, the more crew members we can add to our shoot, and the better the product will become.

If you know other investors who have been interested in the film space and would like to become involved at any level, please share our campaign with them!

I'm interested, but I have questions. How can I contact you? ⌄

We are commited to full transparency with our investors. If you have questions, we're here to answer them! We want this to be a fulfilling (and profitable!) experience for everyone.

Feel free to schedule a time with us on our Calendly: https://calendly.com/scrapthefilm.

